

November 14, 2014

<u>Via E-mail</u>
Michael Krichevcev
Chief Executive Officer
Frontera Group Inc.
8670 W. Cheyenne, Suite 120
Las Vegas, NV 89129

> **Re: Frontera Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 27, 2014**
> **File No. 333-198524**

Dear Mr. Krichevcev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1.   It appears that your operations are based in the Russian Federation. Please revise to provide the address and telephone number of your main office instead of the address of your registered agent. Please also revise your company information on EDGAR.

Prospectus Cover Page

2.   We note your revisions in response to comment 6 in our letter dated September 29, 2014. Please refer to Item 501(b)(8)(iii) of Regulation S-K and further revise to specifically disclose the date when the offering period will end.

Prospectus Summary

Our Company, page 5

3.   We have considered your revisions in this section in response to comment 14 in our letter
        dated September 29, 2014. Please expand to further discuss the feasibility consulting
        services you provided. Please revise to discuss the full scope of services per the
        arrangement and compensation terms. Further, we note disclosure on page 33 that you
        rely on contractors to provide services. Please clarify the services provided by you and
        the services provided by third parties. Please disclose the compensation paid to the third
        parties. Additionally, please file the agreements with the clients and the third parties in
        accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are
        not required to file these agreements.

The Offering, page 7

4.   Please revise in this section to also highlight the discharge of certain accounts payable,
        consistent with your revised disclosure in the Use or Proceeds section.

Risk Factors, page 8

5.   Please expand your risk factors to address the risks of investing in a company based in
        the Russian Federation.

Our Business

6.   Please expand your disclosure to discuss the regulations applicable to companies based in
        the Russian Federation. Further, please discuss the impact these regulations may have on
        investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel